Exhibit 99.1

FULTON SEAFOOD MARKET, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

FULTON SEAFOOD MARKET, LLC

Independent Auditors’ Report

The Members
Fulton Seafood Market, LLC:

Opinion

We have audited the financial statements of Fulton Seafood Market, LLC (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations and members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and will continue to require funding in the form of contributions from the Seaport Entertainment Group member in order to fund its operations and meet obligations over the next twelve months. As such, the Company stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events anssssd conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Dallas, Texas

March 5, 2025

FULTON SEAFOOD MARKET, LLC

BALANCE SHEETS

DECEMBER 31, 2024 AND DECEMBER 31, 2023

	December 31,	December 31,
	2024	2023
Assets

Current Assets
Cash and cash equivalents	$914,961	$5,190,524
Inventory, net	1,175,450	1,448,975
Due from related party	434,659	43,263
Prepaid expenses and other current assets	580,191	425,659

Total Current Assets	3,105,261	7,108,421

Property and Equipment, Net	8,157,109	10,885,813
Operating Right-of-Use Asset, Net	70,133,270	78,393,019
Security Deposits	167,395	167,395

Total Assets	$81,563,035	$96,554,648

Liabilities and Members' Equity

Current Liabilities
Accounts payable	$9,813	$1,659,468
Accrued expenses	2,492,171	3,663,070
Short-term operating lease liability	8,477,080	8,259,748

Total Current Liabilities	10,979,064	13,582,286

Long-Term Liabilities
Long-term operating lease liability	61,656,191	70,133,271

Total Liabilities	72,635,255	83,715,557

Commitments and Contingencies

Members' Equity	8,927,780	12,839,091

Total Liabilities and Members' Equity	$81,563,035	$96,554,648

FULTON SEAFOOD MARKET, LLC

STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

	December 31,	December 31,
	2024	2023
Net Sales	$30,972,918	$32,353,619

Costs and Expenses
Restaurant and retail operating expenses:
Food and beverage costs	5,630,337	6,782,568
Retail expenses	4,714,900	4,493,119
Labor and related expenses	19,412,106	25,570,496
Operating lease costs	11,518,589	12,210,133
Other operating expenses	9,472,205	11,692,137
General and administrative expenses	13,586,537	13,122,128

Total Costs and Expenses	64,334,674	73,870,581

Net Loss	(33,361,756)	(41,516,962)

Members' Equity - Beginning of Year	12,839,091	6,304,040

Members contributions	29,450,445	48,052,013

Members' Equity - End of Year	$8,927,780	$12,839,091

FULTON SEAFOOD MARKET, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

	December 31,	December 31,
	2024	2023
Cash Flows from Operating Activities
Net loss	$(33,361,756)	$(41,516,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,651,170	2,720,016
Changes in operating assets and liabilities:
Inventory, net	273,525	(29,963)
Advances to related party	(391,396)	(35,089)
Prepaid expenses and other current assets	(154,532)	77,785
Reduction in carrying amount of right of use asset	8,259,749	8,047,989
Security deposits	—	(167,395)
Accounts payable	(1,649,655)	135,848
Accrued expenses	(1,170,899)	(264,859)
Operating lease liabilities	(8,259,748)	(8,047,989)
Net Cash Used in Operating Activities	(33,803,542)	(39,080,619)

Cash Flows from Investing Activities
Purchases of property and equipment	(189,650)	(5,728,564)
Asset disposals	267,184	—
Net Cash Provided by/(Used in) Investing Activities	77,534	(5,728,564)

Cash Flows from Financing Activities
Contributions from Members	29,450,445	48,052,013
Net Cash Provided by Financing Activities	29,450,445	48,052,013

Net Decrease in Cash	(4,275,563)	3,242,830

Cash - Beginning	5,190,524	1,947,694

Cash - Ending	$914,961	$5,190,524

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Note 1 - Basis of Presentation and Consolidation

Nature of Operations

On July 22, 2015, HHC Seafood Market Member LLC (HHSM or the HHC member), a subsidiary of Howard Hughes Corporation (HHC), together with VS-Fulton Seafood LLC (VS Member), a wholly-owned subsidiary of JG Restaurant Holdco, LLC (JG), formed Fulton Seafood Market, LLC (the “Company”), through the Original Company LLC Agreement, for the purpose of operating a first-class “Jean Georges concept” food hall and market place, featuring various menus and atmosphere that will prepare and sell a variety of specialty goods, beverages, fresh seafood and other products. The Original Company LLC Agreement was superseded and replaced in its entirety by the Amended and Restated Operating Agreement dated as of January 8, 2018 and a Second Amended and Restated Operating Agreement was entered into as of August 11, 2022 (LLC Agreement).

In September 2022, the Company opened the food hall and marketplace in the Tin Building which is located in the historic South Street Seaport of New York, New York.  The Tin Building is owned by South Street Seaport Limited Partnership, a subsidiary of Seaport Entertainment Group, Inc. (“Seaport Entertainment” or “SEG”) and the Company’s operations are managed by Creative Culinary Management Company, LLC (CCMC), a wholly owned subsidiary of JG.

On August 11, 2023, HHC implemented a holding company reorganization which resulted in Howard Hughes Holdings Inc. (“HHH”) becoming the direct parent company of the Company and replacing the Company as the public company trading on the New York Stock Exchange.

On July 31, 2024, the separation of SEG from HHH was completed. Seaport Entertainment is comprised of HHH’s pre-existing entertainment-related assets in New York City and Las Vegas, including the Company.

Per Article 4 of the LLC Agreement, the HHH member, now SEG, shall contribute cash to the Company at such times and in such amounts as necessary in order to fund the operations of the Company. Under no circumstances shall the VS Member be required to make any Capital Contributions to the Company. During the year ended December 31, 2024, total contributions from HHH and SEG were $29,450,445. During the year ended December 31, 2023, total contributions from HHC were $48,052,013.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Fiscal Year

Prior to January 1, 2024, the Company utilized a 52- or 53-week accounting period that ends on the Sunday closest to December 31. Fiscal years 2023 was comprised of a 52-week period beginning on January 2, 2023, and ending on December 31, 2023. Unless otherwise stated, references to 2023 in this report relate to fiscal year rather than calendar year. On January 1, 2024, the Company changed from a 52- or 53-week accounting period to a calendar year period ending on December 31. As such, the current year includes all activity beginning on January 1, 2024, and ending on December 31, 2024. The primary purpose of the change is to align the financial reporting calendar of the Company along with the other entities under SEG. The Company does not believe the change has a material impact on the comparability of the two periods presented within these financial statements. As such, the fiscal year 2023 reporting period has not been restated to include the activity on January 1, 2023 which is included within fiscal year 2022.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less as cash equivalents. Cash and cash equivalents also included $229,916 and $523,651 at December 31, 2024 and December 31, 2023, respectively of amounts due from commercial credit card companies, such as Visa, MasterCard, Discover, and American Express, which are generally received within a few days of the related transactions.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Inventory, Net

Inventories primarily consist of food, beverages, retail products and related merchandise. Inventories are accounted for at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Spoilage is expensed as incurred. At December 31, 2024 and December 31, 2023, an inventory reserve totaling $97,964 and $181,533, respectively is included in inventory, net on the accompanying balance sheets.

Property and Equipment

Property and equipment is stated at cost.  The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. The Company capitalizes construction costs during construction of the restaurant and will begin to depreciate them once the restaurant begins operations. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.

Depreciation and amortization of property and equipment is recorded utilizing the straight-line method over the estimated useful lives of the respective assets. The Company does not assign any salvage value to its assets.  Leasehold improvements are amortized over the shorter of either the term of the lease or the useful life of the improvement utilizing the straight-line method.

Long-Lived Assets

The Company assesses the recoverability of long-lived assets, which consists of property and equipment and right-of-use assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets.  Fair value is generally determined by estimates of discounted cash flows or value expected to be realized in third-party sale. No impairments have been recorded for the years ended December 31, 2024 and December 31, 2023

Income Taxes

The Company is a limited liability company, which has elected to be taxed under the provisions of a partnership for income tax purposes. As such, the Company’s income or loss and credits are passed through to the members and reported on their individual income tax returns.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax positions taken related to the Company’s federal tax filing classification and state income taxes have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. Revenue from restaurant sales is presented net of discounts and recognized when food and beverage are sold. Revenue from retail sales is presented net of discounts and recognized when retail products and related merchandise is sold.

The revenue from gift cards is included in unearned revenue when purchased by the customer and revenue is recognized when the gift cards are redeemed. Unearned revenues include liabilities established for the value of the gift cards when sold and are included in accrued expenses on the Company’s balance sheet were not material as of December 31, 2024 and December 31, 2023. The revenue from gift cards were not material for the year ended of December 31, 2024 and December 31, 2023.

The following table sets forth the Company’s nets sales disaggregated by sales channel for the years ended December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
Food	$16,925,744	$17,661,115
Alcohol	5,939,655	6,686,391
Retail	8,107,519	8,006,113

Total	$30,972,918	$32,353,619

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Fair Value Measurement

FASB ASC 810-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical assets or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and
●	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The estimated fair value of accounts payable and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments.

Advertising Costs

Advertising costs, which are included in general and administrative expenses, are expensed as incurred. Advertising expenses for the years ended December 31, 2024 and December 31, 2023, amounted to $1,415,460 and $1,784,991, respectively and are included in general and administrative expenses on the statements of operations and member’s equity.

Presentation of Sales Taxes

The Company collects sales tax from customers and remits the entire amount to the respective states. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of sales. Sales tax payable amounted $69,583 and $258,542 at December 31, 2024 and December 31, 2023, respectively and is presented in accrued expenses in the accompanying balance sheets.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Note 3 - Liquidity and Going Concern

The Company had negative operating cash flows of $33,803,542 and $39,080,619 for 2024 and 2023, respectively and net losses of $33,361,756 and $41,516,962 for 2024 and 2023, respectively. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. As such, the Company will continue to require funding in the form of contributions from SEG in order to fund its operations and meet obligations over the next twelve months from the date these financials statements are available to be issued.

Based on its significant net losses and negative cash flows from operations for 2024 and 2023, as well as, the future uncertainty, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months. However, the financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Note 4 - Property and Equipment

Property and equipment are summarized as follows as of December 31, 2024 and December 31, 2023:

	December 31,	December 31,	Estimated
	2024	2023	Useful Lives
Leasehold improvements	$1,008,284	$730,085	Lease term
Kitchen equipment and other	2,162,261	2,161,427	5 years
Computers and computer systems	8,159,366	8,588,417	3 - 5 years
Furniture and fixtures	2,320,961	2,028,854	5 years
Construction in progress	361,358	728,175
	14,012,230	14,236,958

Less: accumulated depreciation	(5,855,121)	(3,351,145)

Property and Equipment, Net	$8,157,109	$10,885,813

Depreciation and amortization expense related to property and equipment amounted to $2,651,169 and $2,720,016 for the years ended December 31, 2024 and December 31, 2023, respectively, and are included in general and administrative expenses on the statements of operations and members’ equity (deficit).

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Note 5 - Related-Party Transactions

In July 2020, the Company entered into a management agreement with CCMC to manage the location including the food and beverage operations.  The agreement will terminate on the earlier of ten years from the effective date of the agreement or the date that the lease terminates. The management agreement stipulates a fixed fee of $150,000 per month as well as an annual fixed overhead management fee of $125,000 per year.  Total management fees amounted to $1,925,000 and $1,925,000 for the years ended December 31, 2024 and December 31, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity.

Future management fees under the management agreement consist of the following:

For the Fiscal Years ended:
2025	$1,925,000
2026	1,925,000
2027	1,925,000
2028	1,925,000
2029	1,925,000
Thereafter	962,500

Total	$10,587,500

Pursuant to the management agreement, CCMC is responsible for the day-to-day operations and accounting functions. Payroll expenses reimbursed to the related party amounted to $1,841,822 and $887,904 for the years ended December 31, 2024 and December 31, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity.

Note 6 - Leases

SEG owns 100% of the Tin Building and the Company leases its restaurant space under an operating lease with a 10-year initial term. SEG, as landlord, funded 100% of the development and construction of the restaurant space.  The lease includes renewal options which can extend the lease term with two separate consecutive 5-year lease terms. The exercise of these renewal options is at the sole discretion of the Company, and only lease options that the Company believes are reasonably certain to exercise are included in the measurement of the lease assets and liabilities.

The lease agreement provides for minimum lease payments and does not include any material residual value guarantees or restrictive covenants.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
Operating right-of-use assets	$70,133,270	$78,393,019

Short-term operating lease liability	8,477,080	8,259,748
Long-term operating lease liability	61,656,191	70,133,271
Total Operating Lease Liability	$70,133,270	$78,393,019

The components of operating lease costs are as follows for the years ended December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
Operating lease costs
Fixed rent costs	$10,200,000	$10,200,000
Variable lease costs	1,318,589	2,010,133
Total Operating Lease Costs	$11,518,589	$12,210,133

The following summarizes the cash flow information related to operating leases for the years December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating Cash Flows from Operating Leases	$10,200,000	$10,200,000

Weighted average lease term and incremental borrowing rate as of December 31, 2024 were as follows:

Remaining lease term - operating	7.5
Discount rate - operating	2.60%

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

The maturities of operating lease liabilities are as follows:

For the Years Ending December 31:
2025	$10,200,000
2026	10,200,000
2027	10,200,000
2028	10,200,000
2029	10,200,000
Thereafter	26,350,000
Total lease payments	77,350,000
Less: interest	(7,216,730)
Present Value of Lease Liability	$70,133,270

Note 7 - Concentration of Credit Risk

For the years ended December 31, 2024 and December 31, 2023, the Company maintained all cash balances with one financial institution. The Federal Deposit Insurance Corporation (“FDIC”) insures certain accounts up to $250,000. At times, the Company’s balances may exceed the FDIC insured limits.

The Company had two suppliers which accounted for approximately 17% and 34% of purchases for the years ended December 31, 2024 and December 31, 2023, respectively. At December 31, 2024 and December 31, 2023, the amounts due to these suppliers were approximately $0 and $246,000, respectively. Management believes that other suppliers could provide the merchandise on comparable terms.

Note 8 - Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. The Company is subject to various legal and governmental proceedings involving routine litigation incidental to our business. Reserves have been established based on our best estimates of our potential liability in certain of these matters. These estimates have been developed in consultation with outside counsel.

During 2023, legal proceedings were brought against the Company from two of the Company’s outside vendors. Subsequent to 2024, the Company settled the legal proceedings and recorded an accrual in the amount of approximately $300,000 as of December 31, 2024 for the legal damages paid in February 2025, which is reflected in accrued expenses and other operating expenses. The Company does not believe the ultimate resolution of these matters

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

will have a material impact on its consolidated financial position, results of operations or cash flows.

Note 9 - Subsequent Events

The Company has evaluated subsequent events that have occurred through March 5, 2025, the date on which the financial statements were issued and there have been no events which would have a material impact on these financial statements, other than the events described below.

●	Effective as of January 1, 2025, Seaport Entertainment Management, LLC (“SEM”), a wholly owned indirect subsidiary of Seaport Entertainment, entered into a Services Agreement (the “Services Agreement”) with CCMC and the Company. Seaport Entertainment owns a 25% indirect interest in JG.

Pursuant to certain management agreements referred to in the Services Agreement (the “Management Agreements”), CCMC provides services for certain retail and food beverage businesses that Seaport Entertainment or its affiliates own at the Seaport, either wholly or through partnerships with third parties (the “Management Agreement Services”).

Effective January 1, 2025, SEM became the employer of certain employees that previously provided the Management Agreement Services. Pursuant to the Services Agreement, SEM will provide services (the “Services”) to CCMC in order for CCMC to perform the Management Agreement Services. The term of the Services Agreement (the “Term”) will continue until the earlier of (i) the date on which SEM acquires 100% of the equity interests of CCMC (the “Acquisition Date”) and (ii) the expiration or termination of all of the Management Agreements. In the event that the Acquisition Date has not occurred by June 30, 2025, CCMC or SEM (or its respective affiliate that is a party to that Management Agreement) shall then have the right to terminate the Management Agreements.

During the Term, SEM will perform and provide the Services to and for the benefit of CCMC in exchange for the following consideration: SEM will charge CCMC for the Services at a rate equal to $1.00 per month. Further, during the Term, (i) CCMC will have no further obligations nor liabilities pursuant to the Management Agreements to provide any Management Agreement Services to SEM to the extent that such services constitute “Services” or “Additional Services” pursuant to the terms of the Services Agreement, and (ii) SEM will continue to pay CCMC any and all fees or other consideration required under the Management Agreements.